919 Third Avenue New York, NY 10022 212 935 3000 mintz.com

January 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Joshua Gorsky

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-4
Filed December 18, 2024
File No. 333-283900

Ladies and Gentlemen:

This letter sets forth the response of Cara Therapeutics, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 15, 2025, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Boston    Los Angeles    MIAMI    New York    San Diego    San Francisco    toronto    Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

MINTZ

January 24, 2025 Page 2

Registration Statement on Form S-4

Cover Page

1.	In the Notice of Special Meeting of Stockholders, the description of Proposal 1 appears to contemplate the approval of two different actions. Specifically, it appears to contemplate (i) approval of the issuance of shares and (ii) approval of the change of control. Please revise the description of the proposal to clarify, if true, that Proposal 1 covers one action (i.e., the issuance of shares), which will (i) represent more than 20% of the shares of your common stock outstanding immediately prior to the Merger and (ii) result in a change of control. Please make similar revisions throughout the proxy statement/prospectus as appropriate. Alternatively, tell us why you do not believe these revisions are appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the description of Proposal 1 on the Cover Page and throughout the Amended Registration Statement.

Questions and Answers about the Merger

What will Cara's stockholders and option holders receive in the Merger?, page 4

2.	You state that, at the Effective Time, your outstanding options will be accelerated and that the number of shares underlying such options will be adjusted based on the Reverse Stock Split. Please disclose whether the exercise price associated with such options also will be adjusted based on the Reverse Stock Split.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the Cover Page and pages 2, 4, 20 and 185 of the Amended Registration Statement to state that the exercise price of the options also will be adjusted based on the Reverse Stock Split.

How many votes are needed to approve each Cara Proposal?, page 5

3.	Please disclose here the votes needed to approve the Reverse Stock Split Proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Amended Registration Statement to state the vote needed to approve the Reverse Stock Split Proposal.

MINTZ

January 24, 2025 Page 3

What are the material U.S. Federal Income Tax consequences of the Merger to holders of Cara common stock?, page 5

4.	You state that there will be no material U.S. federal income tax consequences to your stockholders as a result of the Merger. Please tell us what consideration you gave to disclosing any U.S. federal income tax consequences to your stockholders resulting from the accelerated vesting of your outstanding restricted stock units at the Effective Time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Amended Registration Statement to clarify that the U.S. federal income tax consequences to certain of the Company’s stockholders resulting from accelerated vesting of RSUs at the Effective Time are not discussed in the Amended Registration Statement and encourages holders or beneficial owners to consult their own tax advisors regarding any such consequences.

The Companies

Cara Therapeutics, Inc., page 10

5.	Please revise your disclosure to clarify whether Cara Therapeutics, Inc. intends to complete the Asset Disposition if the Merger is not consummated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amended Registration Statement to clarify that the Company intends to complete the Asset Disposition if the Merger is not consummated subject to the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated.

Prospectus Summary

Merger Consideration and Exchange Ratio, page 15

6.	In the second paragraph, you state that you assume an amount of Conversion Shares of approximately 46,115,173 and that you expect you will issue approximately 46,115,173 shares of your common stock in the Merger. However, on page 188, you state that you expect you will issue approximately 311,701,096 shares of your common stock in the Merger. Please revise your disclosures as appropriate to reconcile this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Amended Registration Statement to correct the number of shares of common stock expected to be issued in the Merger.

MINTZ

January 24, 2025 Page 4

Support Agreements, page 17

7.	You state here that your officers and directors, and their affiliated funds that hold your common stock and who collectively beneficially own approximately 1% of your common stock, entered into support agreements in favor of Tvardi relating to the Merger. However, on page 101, you state that, as of December 1, 2024, your directors and executive officers owned approximately 4.2% of your common stock and that the directors and executive officers owning these shares are subject to support agreements. Please revise your disclosures as appropriate to reconcile this apparent inconsistency. In addition, to the extent that only certain of your officers, directors and their affiliates have entered into support agreements, as indicated on page 128, revise your disclosures to identify which officers, directors and affiliates have entered into the support agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Amended Registration Statement to clarify the percentage of the Company’s outstanding common stock owned by directors and executive officers that are subject to support agreements.

8.	Please include disclosures here regarding the deficiency letters you received from Nasdaq, the current status of your efforts to regain compliance with Nasdaq’s minimum stockholders’ equity and minimum closing bid price requirements, the deadlines for regaining compliance with these requirements, and the risk that your shares could potentially be delisted if you are not successful in timely regaining compliance with these requirements. Please also update the "Risk Factors" section to address this risk and any other material risks related to the deficiency letters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 11, 232 and 233 of the Amended Registration Statement to describe the deficiency letters received from Nasdaq, the Company’s efforts to regain compliance and the risk of delisting if not successful in timely regaining compliance. The Company has also included a risk factor discussing such material risks on pages 73 and 74 of the Amended Registration Statement.

The Merger

Background of the Merger, page 104

9.	We note your disclosure that from July through October 11, 2024, Cara management negotiated a term sheet with CSL Vifor regarding "a potential asset disposition and the treatment of the HCR obligations." Please revise your disclosure to explain how Cara management identified CSL Vifor as a potential counterparty to the asset disposition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Registration Statement to explain how Cara management identified CSL Vifor as a potential counterparty to the asset disposition.

MINTZ

January 24, 2025 Page 5

10.	On page 108, you disclose that Tvardi sent you a revised term sheet on November 1, 2024 that, among other things, modified your net cash closing condition to $20 million. You then state that Tvardi sent you a further revised term sheet on November 2, 2024 that, among other things, modified your net cash closing condition to $18 million. Please clarify whether there were any intervening events between these two deliveries that led to delivery of the further revised term sheet from Tvardi on November 2, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Amended Registration Statement to clarify the events that led to the delivery of the further revised term sheet from Tvardi on November 2, 2024.

Cara Reasons for the Merger, page 111

11.	In addition to your reasons for the Merger, please also disclose Tvardi’s reasons for the Merger. Refer to Item 4(a)(2) of Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 160, 161 and 162 of the Amended Registration Statement to add Tvardi’s reasons for the Merger.

Opinion of Cara's Financial Advisor, page 114

12.	In the third and fourth bullet points on page 115, you state that, in arriving at the Piper Sandler Opinion, Piper Sandler reviewed and analyzed certain information furnished to Piper Sandler by your management, including financial forecasts related to both your business and Tvardi. However, it appears that only your management liquidation analysis is disclosed in the proxy statement/prospectus. Please disclose the other forecasts and projections you provided to Piper Sandler that Piper Sandler used to reach its fairness determination or tell us why you do not believe such disclosure is required.

Response: Cara respectfully acknowledges the Staff’s comment. As noted in the proxy statement/prospectus, Piper Sandler reviewed and analyzed certain information regarding Cara furnished to Piper Sandler, including management prepared internal financial forecasts with respect to the estimated monthly cash expenditures and receipts of Cara from November 2024 until a projected closing date of March 31, 2025 (the “Cara Financial Forecasts”). Cara respectfully confirms to the Staff that, as now disclosed on pages 176 and 177 under the section titled “Certain Cara Unaudited Financial Projections” of the Amended Registration Statement, the material portions of the information in the Cara Financial Forecasts have been added to the proxy statement/prospectus.

MINTZ

January 24, 2025 Page 6

Cara respectfully advises the Staff that only the Cara Financial Forecasts have been added to the proxy statement/prospectus because the internal financial forecasts with respect to Tvardi furnished to Piper Sandler by management of Cara for the periods between December 2024 and December 2026 (the “Tvardi Financial Forecasts”) are not material to the stockholders of Cara and Tvardi in connection with their consideration of the Merger. As disclosed on page 164 under the section titled “Opinion of Cara’s Financial Advisor” of the Amended Registration Statement, Piper Sandler did not perform a discounted cash flow analysis of Tvardi because managements of Cara and Tvardi advised Piper Sandler that Tvardi did not have, and could not reasonably be expected to prepare, current and reliable financial forecasts regarding Tvardi’s future financial performance for a sufficient period of time that would allow Piper Sandler to perform a discounted cash flow analysis.

The Tvardi Financial Forecasts were instead prepared by Tvardi’s management in connection with the Merger at the request of Cara for due diligence purposes. The Tvardi Financial Forecasts were then furnished by Tvardi to Cara and Piper Sandler as background information. The Tvardi Financial Forecasts did not affect the consideration offered to Tvardi stockholders or otherwise influence any other material terms of the proposed transaction, and such financial forecasts were neither prepared by Tvardi’s management nor furnished by Tvardi to Cara and subsequently, by Cara, to Piper Sandler with the purpose of affecting the total mix of information made available to stockholders of Cara and Tvardi.

Moreover, the assumptions underlying the Tvardi Financial Forecasts (as with most modeling and forecasting of the future in the biopharmaceutical industry) were highly speculative in nature and the information therein was used to provide a wide range of possible results, none of which were relied upon by the Cara Board as definitive or likely to reflect the results that would actually be achieved over the course of the forecasted periods. The Tvardi Financial Forecasts were not considered by the Cara Board in its evaluation of the proposed transaction.

For these reasons, Cara respectfully submits that the disclosure of the Tvardi Financial Forecasts is not (i) necessary because the proxy statement/prospectus already provides a fair summary of the material information and the resulting analyses underlying the Piper Sandler Opinion or (ii) material to an investor’s decision to approve the Merger and related matters. Furthermore, given the highly speculative nature of the assumptions underlying the forecasts, the risk that investors will rely on the Tvardi Financial Forecasts if disclosed far outweigh any potential benefits. Accordingly, Cara respectfully submits that disclosure of the Tvardi Financial Forecasts in the proxy statement/prospectus is not required.

MINTZ

January 24, 2025 Page 7

13.	On page 125, you state that, since January 1, 2022, Piper Sandler had no material relationships with, and did not receive any fees for investment banking services from, Cara, Tvardi or their respective affiliates, except for a proposed financing which was later abandoned. Please revise your disclosure to identify which party engaged Piper Sandler for the proposed financing and to describe and quantify any compensation Piper Sandler received, or will receive, as a result of the relationship. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 173 of the Amended Registration Statement to state that Piper Sandler did not enter into an engagement letter with Cara or Tvardi with respect to the abandoned proposed financing and has not, and does not expect to, receive any compensation relating to such proposed financing.

Proposal No. 4 (The Reverse Stock Split Proposal)

Purpose, page 180

14.	You briefly outline a few purposes for the Reverse Stock Split Proposal. Please also address the following:

•	Disclose that there can be no guarantee or assurances that the Reverse Stock Split will have the intended effects.

•	With respect to the second bullet point, identify the approximate number of additional shares you anticipate you will need to complete the Merger. In addition, clarify here whether you believe the Reverse Stock Split on its own will result in a number of authorized but unissued shares of your common stock sufficient to complete the Merger or whether approval of the Authorized Share Increase Proposal is also required to achieve this purpose.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 230 of the Amended Registration Statement to address the matters noted in the Staff’s comment.

MINTZ

January 24, 2025 Page 8

Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement, page 181

15.	In the last paragraph of this section, you state that you could be delisted from Nasdaq if your shares begin to trade below the requisite $1.00 per share bid price needed to maintain its listing. Please also disclose here that you have already received a deficiency letter from Nasdaq regarding your non-compliance with this listing requirement and disclose the status of your efforts to regain compliance with the requirement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 232 and 233 of the Amended Registration Statement to disclose the receipt of the deficiency letter from Nasdaq and the status of the Company’s efforts to regain compliance.

Proposal No. 5 (The Authorized Share Proposal), page 188

16.	In the second paragraph, you include disclosure regarding the number of shares of your common stock expected to be available for future issuance following the issuance of your shares in the Merger. Please also clarify how many of these shares you expect will be reserved for future issuance (e.g., pursuant to your equity compensation plans, for issuance upon the exercise of options, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 240 of the Amended Registration Statement to state the number of shares expected to be reserved for future issuance.

17.	In the last paragraph, you state that the issuance of additional shares of your common stock could have dilutive effects. To the extent applicable, please also disclose any potential anti-takeover or other effects of the Authorized Share Proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 240 of the Amended Registration Statement to add potential anti-takeover effects of the Authorized Share Proposal.

Related Person Transactions of the Combined Company, page 266

18.	To the extent applicable, please also include discussion here of the Tvardi support agreements and the lock-up agreements entered into in connection with the Merger.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 385 of the Amended Registration Statement to discuss the Tvardi support agreements and lock-up agreements entered into in connection with the Merger.

MINTZ

January 24, 2025 Page 9

Investor Agreements, page 268

19.	We note your statement that the registration rights set forth in Tvardi's amended and restated investors' rights agreement will continue following completion of the Merger. Please disclose the number of shares subject to registration rights and briefly describe the material terms of such registration rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 387 of the Amended Registration Statement to clarify that all of Tvardi’s investor agreements, including the registration rights in the investors’ rights agreement will be terminated upon completion of the Merger and that Tvardi intends to enter into a registration rights agreement with certain of its investors contingent upon the closing of the Merger.

Where You Can Find More Information, page 284

20.	We note that you incorporate certain registrant information into the proxy statement/prospectus by reference to documents you previously filed with the Commission. We further note that you incorporate by reference certain future filings you may make with the Commission. However, it does not appear that you meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3, which would permit you to incorporate certain information by reference into Form S-4. Please provide us with an analysis of your eligibility to incorporate by reference or revise your proxy statement/prospectus to include the information required by Item 14 of Form S-4. Refer to General Instruction B.1 of Form S-4. In addition, you should include any other information required by Form S-4 and Schedule 14A that is currently incorporated by reference, including, for example only, any relevant risk factors and compensation disclosures. Regarding compensation disclosures, we note that Item 8(b) of Schedule 14A requires disclosure of the information required by Item 402 of Regulation S-K for the registrant when any compensation plan in which any director, nominee for election as a director or executive officer of the registrant will participate. We further note that you are seeking approval of two equity compensation plans but that you have only included Item 402 disclosure for Tvardi’s named executive officers.

Response: The Company respectfully acknowledges and agrees with the Staff’s comment and has revised the Amended Registration Statement to include all information required by Form S-4 and Schedule 14A within the filing itself rather than incorporating certain of such information by reference.

MINTZ

January 24, 2025 Page 10

Unaudited Pro Forma Condensed Combined Financial Statements, page 288

21.	Revise Note 4 on page 297 as well as similar disclosure on page 23 to provide an additional bullet supporting your merger accounting to describe the extent to which you believe that, following the asset disposition and related transactions and immediately prior to the merger with Tvardi, Cara Therapeutics, Inc. will effectively be a non-operating shell company for accounting purposes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 422 of the Amended Registration Statement to address the matters noted in the Staff’s comment.

Item 21 - Exhibits and Financial Statement Schedules, page II-3

22.	Please file the following agreements as exhibits to the registration statement or tell us why you do not believe you are required to do so:

•	the stockholder support and lock-up agreements entered into in connection with the Merger;

•	Tvardi's December 2023 Note Purchase Agreement and related form of promissory note;

•	Tvardi's restricted stock purchase agreements with its founders, pursuant to which Tvardi is obligated to pay royalties to each such founder; and

•	the amended and restated investors' rights agreement setting forth the registration rights of certain Tvardi stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed or incorporated by reference into the Amended Registration Statement the (i) Tvardi and Cara stockholder support and lock-up agreements entered into in connection with the Merger, (ii) Tvardi's December 2023 Note Purchase Agreement and related form of promissory note and (iii) Tvardi's restricted stock purchase agreements with its founders, pursuant to which Tvardi is obligated to pay royalties to each such founder. Cara respectfully advises the Staff that the amended and restated investors' rights agreement setting forth the registration rights of certain Tvardi stockholders will be terminated in connection with the consummation of the Merger. In addition, Tvardi intends to enter into a registration rights agreement with certain of its investors contingent upon the closing of this Merger. Cara will file the form of the Registration Rights Agreement on an amendment to the Registration Statement on Form S-4.

MINTZ

January 24, 2025 Page 11

23.	We note you intend to file the form of preliminary proxy card as Exhibit 99.8. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the proxy card as an appendix to the Amended Registration Statement.

General

24.	Please include the information required by Exchange Act Rule 14a-5(e). Refer to Item 18(a)(1) of Form S-4 and Item 1(c) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 410 and 411 of the Amended Registration Statement to add the information required by Exchange Act Rule 14a-5(e).

*****

MINTZ

January 24, 2025 Page 12

Sincerely,

/s/ Daniel A. Bagliebter
Daniel A. Bagliebter

Cc:	Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Christopher Posner, Cara Therapeutics, Inc.

Scott Terrillion, Cara Therapeutics, Inc.

Imran Alibhai, Tvardi Therapeutics, Inc.

Rama Padmanabhan, Esq., Cooley LLP